Exhibit H

                       SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings Under the Public Utility Holding Company Act of 1935, as amended ("ACT") April 11, 2001

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by May __, 2001, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, 0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After May __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

The Southern Company, et al.  (70-9771)

         The Southern Company ("Southern"), 270 Peachtree Street, N.W., Atlanta, George 30303, a registered holding company, and its wholly owned subsidiaries, Mobile Energy Services Holdings, Inc. ("Holdings") and Mobile Energy Services Company, L.L.C. ("Mobile Energy")1 both located at 1155 Perimeter Center West, Atlanta Georgia 30338 (collectively, "Applicants"), have filed an amended application-declaration ("Amended Application") under sections 6(a), 7, 11(f), 11(g), 12(a), 12(b), 12(d), 12(e), 12(f) and rules 45, 54, 63 and 64 of the Act.

         Applicants propose that the Commission issue (1) an order under section 11(f) of the Act approving the Second Amended Joint Plan of Reorganization ("Second Plan") and certain related transactions under the Plan2 and (2) a report on the Second Plan under section 11(g) that may accompany a solicitation of creditors and any other interest holders for approval of the Second Plan in the bankruptcy proceedings.3

         The Application includes the Second Plan and First Amended Disclosure Statement for Mobile Energy and Holdings ("First Amended Disclosure Statement"). On January 14, 1999, Mobile Energy and Holdings (collectively, "Debtors") filed voluntary petitions in the Bankruptcy Court for the Southern District of Alabama ("Bankruptcy Court") for protection under Chapter 11 of the Bankruptcy Code. Both entities filed as debtors in possession continuing their operations; as a result, no trustee or receiver has been appointed by the Bankruptcy Court. A First Amended Joint Plan of Reorganization ("First Plan") was filed with the Bankruptcy Court on September 15, 2000. The First Amended Disclosure Statement and Second Plan were filed with the Bankruptcy Court on February 21, 2001. Under section 1125 of the Bankruptcy Code, the Debtors may not solicit votes for acceptances of the Plan until the Bankruptcy Court approves a disclosure statement that contains information of a kind, and in sufficient detail, adequate to enable creditors to make an informed judgment whether to vote for acceptance or rejection of the Plan.

         Applicants state the purposes of the transactions described in the Plan are to: (1) permit Mobile Energy and Holdings to reorganize and emerge from bankruptcy; (2) maximize the recovery of Mobile Energy's bondholders on their capital investment; (3) eliminate the direct and indirect equity ownership of Southern in Mobile Energy and Holdings; and (4) allow Mobile Energy to operate as a qualifying facility under the Public Utility Regulatory Policies Act of 1978 after the effective date of the Second Plan, which will cause Mobile Energy and Holdings to no longer be subject to the Act. Certain transactions contemplated by the Second Plan require Commission authorization. The jurisdictional aspects of the Second Plan are summarized below.

I.       Overview of the Plan

         Applicants request authorization for the solicitation regarding the Second Plan under sections 11(g) and 11(f) of the Act, and authorization under section 12(e) to solicit consents and approvals from the holders of the securities of Mobile Energy and Holdings, along with other ancillary and related authorizations to implement the Plan. The pre-petition shares of common stock issued by Holdings and held by Southern will not receive any distributions under the Second Plan, and the shares will be cancelled and extinguished on the effective date of the Second Plan. The entire equity interest in the reorganized Holdings will then be held by the existing bondholders.

         Upon implementation of the Second Plan, the ownership interests of Southern and its affiliates in the Debtors will terminate. Applicants state Southern and its affiliates will have substantially reduced obligations going forward with respect to Mobile Energy and Holdings. Mirant Services, Inc., formerly Southern Energy Resources, Inc. ("Mirant Services"), will continue to operate Mobile Energy's facilities through March 31, 2001 at the latest. Southern guaranteed certain of Mobile Energy's obligations to its existing customers in 1995, and these guarantees will remain in place but Mobile Energy will reimburse Southern against any liability under those guarantees. Mirant Corporation, formerly Southern Energy, Inc. ("Mirant Corporation") will assign certain contract rights and obligations to Mobile Energy related to a combustion turbine being manufactured for it by General Electric Company ("GE") and under a long term services agreement related to that turbine by General Electric International Inc. ("GEII"). Mirant Corporation will remain liable if Mobile Energy does not meet those obligations and Mobile Energy will reimburse Mirant Corporation for any of these costs.

         The proponents of the Second Plan include a Bondholder Steering Committee which represents more than 70% of the current outstanding bondholders of the Debtors.4 The Bondholder Steering Committee includes First Union National Bank as the indenture trustee and as the Tax-Exempt Trustee. The indenture trustees represent all of the bondholders.

         The facilities at issue are located inside a large pulp, paper and tissue manufacturing complex in Mobile, Alabama. Some of the facilities now owned by Mobile Energy were originally constructed by the Scott Paper Company ("Scott") in the early 1960s. Scott sold the energy facilities, black liquor recovery equipment, and related assets, permits and agreements ("Energy Complex") to Holdings.5 Mobile Energy was formed as a limited liability company on July 13, 1995. Mobile Energy acquired ownership from Holdings of the Energy Complex on July 14, 1995. Mobile Energy owns and operates the Energy Complex which was constructed specifically to serve the Scott mill operations. In late 1995 Scott was merged into a subsidiary of Kimberly Clark Corporation and the resulting entity was renamed Kimberly Clark Tissue Company ("KCTC"). In 1998, KCTC notified Mobile Energy that KCTC would close its pulp mill and terminate its contract to purchase energy services from Mobile Energy. The consequences from the anticipated loss of the KCTC pulp mill contract and operations triggered the filing by Mobile Energy and Holdings of cases under Chapter 11 of the Bankruptcy Code.

II.      Key Elements of the Plan

         A.       New Operator:  Reductions in O&M

         In order to bring the expenses of Mobile Energy into better alignment with its revenues in an environment without a pulp mill customer, O&M costs at the facilities have been reduced substantially, and further cost reductions are being pursued. A solicitation process has been conducted to identify a new operator of the facilities, which, it is believed, can achieve further cost reductions. The Bankruptcy Court has approved appointment of Operational Energy Corp. ("OEC") as operator, anticipated to be effective on or about March 31, 2001.

         B.       Extinguishment of Southern's Interests

         Under the Second Plan, Southern's equity interests in Holdings will be extinguished and the current bondholders will become the exclusive owners of the new common stock in reorganized Holdings. This means that reorganized Holdings and MESC will have much greater flexibility, and much more free cash flow, than in a scenario in which existing bondholders retain ownership of debt instruments in reorganized Holdings, with attendant fixed debt service obligations for Debtors.

         C.       Qualifying Facility Status

         The Second Plan contemplates that once the Southern equity interests in Holdings are extinguished, Mobile Energy will qualify as a qualifying facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), thereby rendering it not a public utility under PUHCA.

         D.       The Cogeneration Project Development Agreement

         Various participants entered into a Cogeneration Development Agreement, which contemplated purchase and operation of a combustion turbine generating unit. Thereafter, a dramatic rise in long-term (future) natural gas prices negatively affected the economics of the Cogen Project, which led to the negotiation of Amendment No. 1 to the Cogeneration Development Agreement ("CDAA No. 1"), which was approved by the Bankruptcy Court on September 1, 2000. CDAA No. 1 provides, among other things, that: (1) none of Mirant, Mirant Services, or any Affiliate thereof would make any additional equity investment in Mobile Energy or the Cogen Project; (2) upon confirmation of a plan of reorganization, Mirant's 1% ownership interest of Mobile Energy (if not transferred earlier to Holdings) and Southern's ownership of Holdings will terminate and the bondholders will acquire 100% of the ownership of Holdings pursuant to the terms of the plan; (3) Mirant Services will waive the $10 million Equity Option Fee;
(4) Mobile Energy will terminate the Operating Agreement no later than March 31, 2001, and Mobile Energy will pay one-half the actual cost of a retention and severance program implemented by Mirant Services up to a total of $2 million paid by Mobile Energy; (5) the Cogen Facility Mobile Energy Operating Agreement will terminate; (6) Mobile Energy will retain an option to purchase the GE combustion turbine provided by Mirant to the Debtors under the Cogeneration Development Agreement, including the rights in related agreements, upon Mobile Energy's satisfaction of the MESC Transfer Obligations (as defined in the Cogeneration Development Agreement, as amended by CDAA No. 1) other than the payment of the $10 million Equity Option Fee; (7) Mobile Energy will pay Mirant $2.9 million upon the earlier of the exercise of such option, the effective date of a plan, or July 31, 2001; (8) Mobile Energy will be allowed to use the $2.1 million held by Holdings in its tax sharing account; (9) Mirant will cause Southern to pay to the Collateral Agent, and release any claims Southern may have to, the $2.7 million that is subject to dispute under the Maintenance Plan Funding Subaccount Southern Guaranty Agreement; and (10) Mobile Energy will agree to re-imburse Southern from Southern's obligations under the Mill Owner Maintenance Reserve Account Agreement, the Environmental Guaranty, and for certain income taxes on taxable income of Mobile Energy and Holdings in excess of Southern's excess loss account related to its investment in Holdings and payments under the Long Term Service Agreement for Combined Cycle Generating Plant at MESC Electric Generating Plant. Southern, Mirant Services, and Mirant will continue to hold a first priority lien on the Debtors' assets and those of any affiliate set up to own the Cogen Project to secure performance of all obligations that may be owed to Southern, Mirant Services and Mirant under CDAA No. 1.

         Mobile Energy further has contracted to begin construction of a second major piece of equipment required for construction of the Cogen Project, a heat recovery steam generator ("HRSG"). After the HRSG is completed and delivered to Mobile Energy, Mobile Energy intends to sell the HRSG if the Cogen Project does not proceed.

         On December 29, 2000, Mobile Energy notified Mirant that it intended to purchase the CT, and Mobile Energy must pay the full purchase price of $28 million for the CT within two days of Mirant's notifying Mobile Energy that Mirant has paid GE for the CT in order to obtain title to the turbine.

         The failure to proceed with reactivated pulping operations coupled with the termination of the KCTC Settlement Agreement and the increase in natural gas prices have made it more difficult to proceed with the Cogen Project than previously contemplated. However, the Debtors are exploring the possibilities regarding the Cogen Project that they believe may maximize values to the Debtors' estates.

III.     Treatment of Claims Under the Second Plan

         A.       Unsecured Creditors; Others

         Under the Second Plan, the claims of the general unsecured creditors and the claims of all other creditors, except Southern and its affiliates, will be paid in full.

         B.       First Mortgage Bonds

         The first mortgage bonds were issued by Mobile Energy on August 1, 1995, in the principal amount of $255,210,000 due January 1, 2017 and bearing annual interest at 8.665%. Under the Second Plan, each holder of first mortgage bonds will receive their pro rata share of 72.594% of new common stock in reorganized Holdings.

         C.       Tax Exempt Bonds

         In December 1983, the Industrial Development Board of Mobile Alabama ("IDB") issued tax-exempt bonds ("1983 Tax Exempt Bonds") to finance the construction of the No. 7 Power Boiler and certain auxiliary systems. In December 1984 ("1984 Tax Exempt Bonds"), the IDB issued tax-exempt bonds to refund the 1983 Tax Exempt Bonds. Refunding of the 1984 Tax Exempt Bonds occurred in 1995 by means of tax-exempt bonds in the original principal amount of $85,000,000 scheduled to mature January 1, 2020.

         Under the Second Plan, each holder of tax-exempt bonds will receive their pro rata share of 27.406% in new common stock of Reorganized Holdings.

         D.       Southern's and its affiliates' claims

         Under the Second Plan, Southern and its affiliates will receive the treatment provided in the Cogeneration Development Agreement, described above, in full satisfaction of their claims.

         For the Commission, by the Division of Investment Management, under delegated authority.

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1 Mobile Energy is a wholly owned limited liability company subsidiary of
Holdings to which Holdings transferred all of its assets other than its equity interest in Mobile Energy in July 1995. Mobile Energy is an electric utility company within the meaning of section 2(a)(3) of the Act.

2 Section 11(f) of the Act provides, in relevant part, that "a reorganization plan for a registered holding company, or any subsidiary thereof, . . . shall not become effective unless such plan shall have been approved by the Commission after opportunity for hearing prior to its submission to the court."

3 Section 11(g)(2) of the Act provides, in relevant part, that any solicitation for consents to or authorization or any reorganization plan of a registered holding company or any subsidiary company thereof shall be "accompanied or preceded by a copy of a report on the plan which shall be made by the Commission after an opportunity for a hearing on the plan and other plans submitted to it, or by an abstract of such report made or approved by the Commission."

4 Applicants state the Bondholder Steering Committee from time to time has included CS First Boston, Miller Anderson & Sherrerd, LLP; Pan American Life Insurance Company; Franklin Advisors, Inc.; Van Kampen Interest and Advisory Corp.; and First Union National Bank.


5 On December 13, 1994, the Commission authorized Southern to organize Holdings as a new subsidiary and acquire all of its common stock. HCAR No. 26815.